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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 23770

RECEIVED FEB 2 8 2005 SEC PROCESSING SECTION WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVID M. POLEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. MILITARY TRAIL, SUITE 230
(No. and Street)

BOCA RATON	FLORIDA	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANLEY CHARLES MOSS (561) 241-2425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

777 BRICKELL AVE, SUITE 1100	MIAMI	FLORIDA	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 6 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STANLEY CHARLES MOSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVID M. POLEN SECURITIES, INC., as of DECEMBER 31, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

THERESA CALCATERRA
Notary Public - State of Florida
My Commission Expires Feb 15, 2008
Commission # DD278031
Bonded By National Notary Assn.

Notary Public

Signature

COO/CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS

DAVID M. POLEN SECURITIES, INC.

(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2004 and 2003

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
David M. Polen Securities, Inc.

We have audited the accompanying statements of financial condition of David M. Polen Securities, Inc. (a wholly-owned subsidiary of Polen Capital Management, Inc.), as of December 31, 2004 and 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David M. Polen Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Miami, Florida
January 21, 2005

2700 South Commerce Parkway
Suite 300
Weston, FL 33331-3630
T 954.768.9900
F 954.768.9908
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

777 Brickell Avenue
Suite 1100
Miami, FL 33131-2867
T 305.341.8040
F 305.341.8099
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

777 South Flagler Drive
8th Floor, West Tower
West Palm Beach, FL 33401
T 561.684.9496

W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

	2004	2003
Cash and cash equivalents	$ 44,036	$ 36,603
Receivable from clearing broker	1,213	63,076
Investment in Securities, at fair value	20,402	18,902
Receivable from Parent Company	331,552	423,577
Total assets	$ 397,203	$ 542,158

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Liabilities - accrued expenses	$ 18,500	$ 13,000
Stockholder's equity		
Common stock - no par value, authorized 200 shares, issued and outstanding 100 shares	39,443	39,443
Retained earnings	339,260	489,715
Total stockholder's equity	378,703	529,158
Total liabilities and stockholder's equity	$ 397,203	$ 542,158

The accompanying notes are an integral part of these statements.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENTS OF INCOME

Years Ended December 31,

	2004	2003
Revenue		
Commissions	$ 581,717	$ 655,205
Unrealized gain (loss) on investments	1,500	(1,100)
Interest and dividend income	260	160
Total revenue	583,477	654,265
Expenses		
Clearing fees	254,755	238,443
Management fee	65,392	-
Professional fees and other	38,785	24,799
Total expenses	358,932	263,242
Net income	$ 224,545	$ 391,023

The accompanying notes are an integral part of these statements.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2004 and 2003

	Common Stock	Retained Earnings	Total
Balance at December 31, 2002	$ 39,443	$ 473,692	$ 513,135
Net income	-	391,023	391,023
Dividends	-	(375,000)	(375,000)
Balance at December 31, 2003	39,443	489,715	529,158
Net income	-	224,545	224,545
Dividends	-	(375,000)	(375,000)
Balance at December 31, 2004	$ 39,443	$ 339,260	$ 378,703

The accompanying notes are an integral part of this statement.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2004	2003
Cash flows from operating activities:		
Net income	$ 224,545	$ 391,023
Adjustments to reconcile net income to net provided by operating activities:		
Unrealized (gain) loss on investments	(1,500)	1,100
Changes in operating assets and liabilities:		
Increase (decrease) in receivable from clearing broker	61,863	(54,969)
Decrease in receivable from Parent company	(282,975)	(336,124)
Increase in accrued expenses	5,500	2,500
Net cash provided by operating activities	7,433	3,530
Net increase in cash and cash equivalents	7,433	3,530
Cash and cash equivalents at beginning of year	36,603	33,073
Cash and cash equivalents at end of year	$ 44,036	$ 36,603

Non-cash operating transaction

During 2004, the Company incurred $65,392 of expenses relating to the Management Agreement between the Company and the Parent. This expense was effectively paid by reducing the amount due from the Parent Company for outstanding advances.

Non-cash financing transaction

During 2004 and 2003, the Company declared dividends to the Parent Company of $375,000 and $375,000, respectively. The dividends were effectively paid by reducing the amount due from the Parent Company for outstanding advances.

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Capitalization

David M. Polen Securities, Inc. was incorporated under the laws of the State of New York on January 30, 1979. The Articles of Incorporation authorize the Company to issue and have outstanding 200 shares of common stock with no par value.

Nature of Business

David M. Polen Securities, Inc. (the "Company"), a wholly-owned subsidiary of Polen Capital Management, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business on a fully disclosed basis with Neuberger & Berman (the "Clearing Broker") pursuant to a clearing agreement. The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of or for customers.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents.

(continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

Commission revenue and related expenses are recorded on a settlement-date basis. Such amounts do not differ materially from those that would be recorded under generally accepted accounting principles, which require that commission revenue and expenses be recorded on a trade-date basis.

Income Taxes

No provision for federal or state income taxes has been made as the Company files a combined return with the Parent as a qualified Subchapter S subsidiary. As such, the Company is not liable for federal and state income tax payments.

Fair Value of Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short-term maturities of these instruments.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business with the Clearing Broker on behalf of its customers and for its own proprietary accounts. During 2004 and 2003, the Company earned commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by the Clearing Broker pursuant to the clearing agreement. The Clearing Broker remits the net commission income to the Company on a monthly basis for the previous month's activity. As of December 31, 2004 and 2003, the Company has a receivable from the Clearing Broker of $1,213 and $63,076, respectively.

NOTE C - OFF - BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

(continued)

NOTE C - OFF - BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK - Continued

The Company currently derives all of its commission revenue as an introducing broker acting on behalf of clients of the Parent Company.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Broker and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Broker to obtain additional collateral from the Company's customers. It is the policy of the Clearing Broker to value the short positions daily and to obtain additional deposits where deemed appropriate. As of December 31, 2004 and 2003, the Company did not have any open short positions.

NOTE D - RELATED PARTY TRANSACTIONS

On March 5, 2004 the Company entered into a Management Agreement with the Parent Company. Under the Management Agreement, the Company is to make monthly payments to the Parent Company in an amount equal to 20% of the Company's net commission revenue. For the year ended December 31, 2004, the Company incurred $65,392 of expenses relating to this agreement.

The Parent Company pays certain expenses on behalf of the Company. In addition the Company advances any excess funds to the Parent Company. As of December 31, 2004 and 2003 the Company had outstanding receivables from the Parent Company in the amount of $331,552 and $423,577, respectively. Outstanding receivables are non-interest bearing.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires that net capital, as defined, shall be the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital changes from day to day, but at December 31, 2004 and 2003, the Company had net capital of $41,748 and $100,979, respectively, which exceeded its requirement of $5,000 by $36,748 and $95,979, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2004 and 2003 was .44 to 1 and .13 to 1, respectively.

SUPPLEMENTARY INFORMATION

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31,

	2004	2003
Credits - stockholder's equity	$ 378,703	$ 529,158
Debits		
Nonallowable assets		
Receivable from Parent company	331,552	423,577
Haircut on securities	4,622	4,086
Haircut on money market balances	781	516
Total debits	336,955	428,179
Net capital	41,748	100,979
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness	5,000	5,000
Excess net capital	$ 36,748	$ 95,979
Aggregate indebtedness - accrued expenses	$ 18,500	$ 13,000
Ratio of aggregate indebtedness to net capital	.44 to 1	.13 to 1

No differences in net capital exist between the above computation and the computation included in the Company's corresponding unaudited Form A-17A-5 Part II filing.